Filed Pursuant to Rule 424(b)(3)

Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.

SUPPLEMENT NO. 13 DATED JANUARY 3, 2014

TO THE PROSPECTUS DATED APRIL 22, 2013

This Supplement No. 13 supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, as supplemented by Supplement No. 12 dated December 24, 2013. The purpose of this Supplement No. 13 is to disclose:

•      the status of our initial public offering; and

•      our recent real estate acquisitions.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of December 31, 2013, we received and accepted subscriptions in our offering for 10.9 million shares, or $109.0 million, including 0.2 million shares, or $2.1 million, sold to NorthStar Realty Finance Corp., or our sponsor. As of December 31, 2013, 99.6 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.

Recent Real Estate Acquisitions

Pinebrook Facility and Watermark Joint Venture

On December 27, 2013, we, through a subsidiary of our operating partnership, completed a joint venture investment with The Freshwater Group, Inc., or Freshwater, in a 125-unit independent living facility located in Milford, Ohio, or the Pinebrook facility, for an aggregate total cost of $16.3 million. We, through our investment in the joint venture, acquired a 97% interest in the Pinebrook facility for $15.8 million, which includes our allocable share of all transaction costs. We funded the investment through a combination of proceeds from our offering and a $10.5 million senior mortgage note payable, or the Pinebrook borrowing, provided by an unaffiliated third-party lender. The transaction was approved by our board of directors in accordance with our investment guidelines.

The Pinebrook facility was constructed in 2008 and consists of a three-story, 145,896 square foot building. As of December 20, 2013, resident occupancy was 67%. An affiliate of Watermark Retirement Communities, Inc., or Watermark, a national operator of senior living facilities and an affiliate of Freshwater, was hired to operate the Pinebrook facility pursuant to a seven-year management agreement with automatic one-year renewals, or the management agreement, under which Watermark will receive a base management fee equal to 5.0% of the monthly gross revenues collected. The management agreement may be terminated without penalty in the event of various defaults, as more fully described in the management agreement.

The Pinebrook borrowing bears interest at a floating rate of 3.35% over the three-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.50%, resulting in a minimum interest rate of 3.85%. The initial term of the Pinebrook borrowing is 36 months with two one-year extension periods, subject to a 0.25% extension fee for each extension and the satisfaction of certain performance tests. The initial 24 monthly payments on the Pinebrook borrowing are interest-only, with payments based on a 25-year amortization schedule thereafter. The Pinebrook borrowing may not be prepaid during the first 24 months and is open to repayment thereafter. In addition to standard representations, warranties and covenants contained in transactions of this type, under the terms of the Pinebrook borrowing, the Pinebrook facility must maintain (i) minimum average occupancy, (ii) a minimum debt service coverage ratio, and (iii) a minimum project yield, all as more fully described in the loan agreement. In connection with the Pinebrook borrowing, affiliates of Freshwater agreed to guaranty certain recourse carve-out and environmental obligations of the joint venture under the loan agreement and related documentation, or the guaranteed obligations. We, through our operating partnership, entered into a contribution agreement, dated December 27, 2013, or the contribution agreement, whereby we and Freshwater agreed to fund our pro rata share of certain losses arising out of the guaranteed obligations; provided, however, we or Freshwater, as the case may be, will be individually responsible for 100% of certain losses caused by the respective party, as more fully described in the contribution agreement.

The joint venture is governed by a limited liability company agreement dated December 27, 2013, or the JV agreement. Our affiliate is the manager of the joint venture and, subject to the terms and conditions of the JV agreement, has the full and exclusive right to conduct its business and affairs. Major decisions require the consent of an affiliate of Freshwater, who is the administrative member of the joint venture and manages its day-to-day affairs. Under the terms of the JV agreement, during the first two years we are entitled to receive 100% of all net operating cash flow until we receive a 12.0% preferred return on our invested capital, at which point Freshwater will receive 100% of all net operating cash flow until it receives a 12% preferred return on its invested capital. Following the earlier of the payment in full of each party’s respective preferred return or the end of the initial two-year period, all distributions of net operating cash flow will be made to us and to Freshwater on a pro rata basis in accordance with each party’s percentage interest in the joint venture. Distributions of capital proceeds will be made based on certain performance thresholds in accordance with the JV agreement. The JV agreement contains customary buy-sell and forced sale provisions.

The JV agreement also provides for the future acquisition by the joint venture of additional facilities currently owned by unaffiliated third parties, including two identified properties for a combined purchase price of $71.0 million, plus closing costs, or the identified properties. On December 31, 2013, subsidiaries of the joint venture assumed from an affiliate of Freshwater a purchase and sale agreement for the purchase of one of the identified properties, a 184-unit independent and assisted living facility located in Denver, Colorado, or the Harvard Square facility, for a purchase price of $31.5 million, plus closing costs. Pursuant to the terms of the purchase and sale agreement, the joint venture must close the acquisition of the Harvard Square Facility before March 31, 2014. Although there can be no assurance that the transaction is completed, the joint venture expects to complete the acquisition of the Harvard Square facility on or before January 31, 2014.

The acquisition of the identified properties (and the Harvard Square facility) remains subject to, among other things, the satisfaction of customary closing conditions associated with each acquisition. There can be no assurance that the joint venture will complete the acquisition of the identified properties. In addition, there can be no assurance that the joint venture will identify additional suitable facilities to acquire or that, if identified, the acquisition of such additional properties will be completed.

The Pinebrook facility was acquired at an estimated initial capitalization rate of 4.9%, based on the estimated year one net operating income of the property divided by the purchase price of the property, excluding any acquisition fees or closing expenses. Estimated year one net operating income is the total estimated gross income (rental income, tenant reimbursements and other property-related income) derived primarily from in-place leases at the property, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) estimated based on the operating history of the property, contracts in place or under negotiation and our plans for operation of the property. Estimated year one net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. The initial capitalization rate is meant as a measure of estimated in-place annualized net operating income yield at the time we acquire the property and is not meant to be either an indication of historical or a projection of anticipated future, net operating income yield for the property. Although there can be no assurances, we believe that Watermark’s management experience and repositioning plan as further described below will significantly improve the operating performance of the Pinebrook facility compared to previous operators, leading to increased resident occupancy and net operating income, which will enhance the return on our investment.

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We believe that the Pinebrook facility is suitable for its intended purpose and adequately covered by insurance. The Pinebrook facility competes for residents with a number of facilities providing comparable services in its market, whose relative performance, along with other factors, could impact the future operating results of the Pinebrook facility. Watermark plans to convert approximately 35 independent living units into a similar number of assisted living units for an estimated cost of $900,000. This conversion is expected to be financed through equity contributions to the joint venture.

For federal income tax purposes, we estimate that the joint venture’s depreciable basis in the Pinebrook facility will be $14.9 million. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively. In 2012, the Pinebrook facility was subject to local real estate taxes of $197,353, or 8.6% of its assessed value.

In general, the resident leases at the Pinebrook facility are 12-month leases, which automatically renew for additional 12-month periods absent 30 days’ written notice. The following table is a schedule of the historical average monthly occupancy and average monthly revenue per occupied unit at the Pinebrook facility:

	Historical Operating Results

	2009	2010	2011	2012	2013
Asset
Pinebrook Facility
Average Monthly Occupancy	16%	32%	55%	58%	63%
Average Monthly Revenue per Occupied Unit	$2,348	$2,301	$2,389	$2,490	$2,621

Vinings Facility

On December 27, 2013, we, through a subsidiary of our operating partnership, completed the acquisition of a 56-unit memory care facility located in Smyrna, Georgia, or the Vinings facility, for a total cost of $10.1 million. We funded the investment with proceeds from our offering and the transaction was approved by our board of directors in accordance with our investment guidelines.

The Vinings facility was constructed in 1997 and completely renovated in 2013. The Vinings facility is 100% leased to an affiliate of Peregrine Health Management Company, or Peregrine, pursuant to a ten-year net lease, or the lease, whereby the tenant is responsible for substantially all of the operating expenses at the property. Including the Vinings facility, three of our properties are operated by affiliates of Peregrine and all three leases are cross-collateralized. The lease contains two five-year extension options and includes annual rent escalations equal to the greater of (i) the percentage increase in the consumer price index and (ii) 2.5%. The Vinings facility contains 26,500 square feet and as of December 18, 2013 resident occupancy was 93%. The Vinings facility is currently unlevered and we intend to finance it either on a credit facility or with an unaffiliated third-party lender in the future.

The Vinings facility was acquired at an initial lease yield of 8.6%, based on the year one contractual lease income divided by the purchase price paid for the Vinings facility, exclusive of any acquisition fees or closing expenses.

We believe that the Vinings facility is suitable for its intended purpose and adequately covered by insurance. The Vinings facility competes for residents with a number of properties providing comparable services in its local market, whose relative performance, among other factors, may impact the future operating results of the Vinings facility.

For federal income tax purposes, we estimate that our depreciable basis in the Vinings facility will be approximately $9.3 million. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively. In 2013, the Vinings facility was subject to local real estate taxes of $34,188, or 3.0% of its assessed value.

The Vinings facility was acquired from an owner/operator that occupied 100% of the facility for the last five years; therefore, no lease payments were made during this period.

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